The Advisors' Inner Circle Fund II
101 Federal Street
Boston, Massachusetts 02110

September 11, 2012

FILED VIA EDGAR
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U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549


RE: THE ADVISORS' INNER CIRCLE FUND II (FILE NOS.: 033-50718 AND 811-07102) WITHDRAWAL OF AMENDMENTS TO A REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT
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Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), The Advisors' Inner Circle Fund II (the "Trust"), on behalf of its series, the Black Select Long/Short Fund, respectfully requests that the U.S. Securities and Exchange Commission ("SEC") consent to the withdrawal of the following Post-Effective Amendments to the Trust's Registration Statement. The Trust is requesting the withdrawal, and believes such withdrawal is consistent with the public interest and the protection of investors because it will no longer launch the Fund to which these Post-Effective Amendments relate.

Post-Effective
Amendment No.                  Date Filed                EDGAR Filing Type
-------------                  ----------                -----------------
126                           March 7, 2012                  485APOS
128                           May 18, 2012                   485BXT
130                           June 18, 2012                  485BXT
133                           July 17, 2012                  485BXT
134                           August 15, 2012                485BXT

Post-Effective Amendment No. 134 relates to the registration of the Black Select Long/Short Fund and was filed for the purpose of delaying, until September 14, 2012, the effective date of Post-Effective Amendment No. 126, which was filed with the SEC on March 7, 2012. Similarly, Post-Effective Amendment Nos. 133, 130 and 128 were each filed for the purpose of delaying the effective date of Post-Effective Amendment No. 126. The Trust has not sold any shares of the Black Select Long/Short Fund.

Pursuant to the requirements of Rule 478 under the Securities Act, this application for withdrawal of the Post-Effective Amendments listed above has been signed by the President of the Trust this 11th day of September, 2012.

If you have any questions regarding the enclosed, please do not hesitate to contact the Trust's Secretary, Dianne M. Sulzbach, at (610) 676-3456.

Very truly yours,


THE ADVISORS' INNER CIRCLE FUND II


By:  /s/ Michael Beattie
     -------------------

Michael Beattie
President